[SEAWRIGHT HOLDINGS, INC. LETTERHEAD]

May 18, 2006

Ms. Sarah Goldberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Form 8-K Filed April 17, 2006
File No. 333-56848

Dear Ms. Goldberg:

This letter sets forth the response of Seawright Holdings, Inc. to the comments contained in a letter from you dated April 28, 2006, regarding our Form 8-K filed on April 17, 2006.

Our point-by-point responses to your letter are as follows:

Form 8-K

Item 4.02

1.
We have reviewed your response to comment 1 in our letter dated April 17, 2006. We note that you view the put agreement as a forward contract and account for it as such. However, we noted, per review of the termination agreement provided in Exhibit A, that Mr. Levy has the right to require you to purchase 160,000 shares of common stock and once you receive notice of his intention to exercise his put option you will have 30 days to make the required payment. Please note that a forward contract is a completed contract as opposed to an options contract, where the owner has the choice of completing or not. Therefore, it appears that this contract represents a written put option rather than a forward contract. As such, please amend Form 10-KSB for the fiscal year ended December 31, 2005 to account for the put agreement in accordance with paragraph A10 of SFAS 150, which states that a written put option to be settled in cash should either be accounted for as a derivative instrument, if it meets the criteria in SFAS 133, or is required to be measured initially and subsequently at fair value, with changes in fair value recognized in earnings, in accordance with paragraphs 23 and 24 of SFAS 150. Note that in accordance with this guidance, you should initially record a liability and expense equal to the fair value of the agreement, rather than recording a debit to equity.

Ms. Sarah Goldberg
May 18, 2006

Response

In review of SFAS 150, SFAS 133 and EITF 00-19, and after further discussion with SEC staff, management believes the appropriate accounting for the put agreement to be debiting equity for the initial value of the common stock at purchase and adjusting changes in fair value through the income statement. Accordingly, management will change their accounting regarding this matter. The Company proposes to amend Form 10-KSB for the fiscal year ended December 31, 2005 to reflect all necessary changes and proposes presentation of Note H and Note Q to the financial statements as set forth on Exhibit A to this letter.

The Company also proposes to amend and restate Item 4.02 of the Form 8-K to clarify this issue, as set forth on Exhibit B to this letter.

2.
We have reviewed your response to comment 3 in our letter dated April 17, 2006. While we agree with your statement that disclosure controls and procedures do not necessarily include all components of internal control over financial reporting, please note that there is considerable overlap between the components of each. Further, please note that in order for you to reach an effectiveness conclusion at December 31, 2005, disclosure controls and procedures should have been effective to ensure that accurate“information required to be disclosed…[was] recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and “include…controls and procedures designed to ensure that [accurate] information required to be disclosed…[was] accumulated and communicated to [your] management.” While you may have remedied problems with your disclosure controls and procedures subsequent to the discovery of these errors on February 24, 2006 and your Form 10-KSB may reflect the results of these efforts, we still do not understand how you were able to conclude your disclosure controls and procedures were effective as of December 31, 2005.

Response

In response to the staff’s comment, the Company proposes to amend and restate item 8A of Form 10-KSB to read as set forth on Exhibit C to this letter.

3.
Please amend to delete the phrase “with the consultation of SEC staff” from the last paragraph of your Item 4.02 Form 8-K. The decision to include the restatements in the 2005 Form 10-KSB is management’s decision.

Response

The Company will comply with the staff’s request, as set forth in Exhibit B to this letter.

* * * * *

Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

                Very truly yours,

                /s/ Joel P. Sens
           Chief Executive Officer

cc: Charles A. Sweet

Exhibit A

NOTE H - PUT AGREEMENT

In April 2004, the Company issued 160,000 shares of its common stock to a shareholder in exchange for previously issued stock options exercised at $0.5625 per share, for a total of $90,000. In exchange for the shares, the holder of the options paid $63,500 in cash, and tendered 5,000 shares of the Company's previously issued Series A preferred stock valued at $5 per share. The remaining balance of $1,500 was accounted for as financing expense and was charged to operations during the year ended December 31, 2004.

In October 2004, the Company entered into an agreement (put agreement) granting the shareholder an option to put the 160,000 shares of common stock to the Company one year from the date of the agreement for $1.25 per share. The shareholder agreed to cancel 677,500 stock options exercisable at $0.5625 per share.

The Company accounted for the put agreement in accordance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), and classified the fair value attributable to the put option as an accrued liability, as the put agreement embodies an obligation to repurchase the Company's equity shares which would require the Company to settle the agreement by transferring its assets. The put option was initially measured at its fair value of $170,256 as of the date of the agreement. Assumptions used to estimate the fair value of the put option are as follows:

Risk-free interest rate	3.38%
Dividend yield	-
Volatility	296%
Time to expiration	1 year

Equity was reduced by the original value of the shares, being $90,000, with the remaining value of $80,256 being charged to other expense. The put option was determined to have a fair value of $158,752 at year end 2004. Accordingly, $11,504 has been credited to other expense.

In October 2005, the put agreement expired without being exercised. At the time of expiration, the fair value of the accrued liability attributable to the put agreement was $87,984. Accordingly, equity has been increased by the original value of the shares, being $90,000, with the remaining value of $2,016 being charged to other expense.

NOTE Q - RESTATEMENT OF FINANCIAL STATEMENTS

During 2005, it was determined the correct application of accounting principles had not been applied in the 2004 accounting for the Private Placement (Placement), put agreement and overpayment to the shareholder.

The original accounting for the Placement had allocated the proceeds received from the Placement on the residual value method rather than the relative fair value method as prescribed in EITF 98-5 and EITF 00-27. Accordingly, the proceeds attributed to the common stock, convertible debt and warrants have been restated to reflect the relative fair value method.

The put agreement had initially been recorded under SFAS 150; however, the amount attributable to the fair value of the liability was inaccurately reflected. Accordingly, amounts attributed to the fair value of the liability have been restated to reflect the proper valuation.

The overpayment to the shareholder had originally been classified as an increase to operating expenses with repayments by the shareholder recorded as an increase to other operating income. In review of accounting standards, it was determined the transaction was more accurately reflected as a capital transaction due to the control relationship which existed between the shareholder, who is also the Company’s President, and the Company. The Company, through the restatement, is accounting for the excess payments to the Company’s shareholder as a nonreciprocal transfer and, accordingly, has reflected the overpayment as a direct reduction of additional paid-in capital.

In accordance with Accounting Principles Board Opinion 20, Accounting Changes (APB 20) the necessary corrections to apply the accounting principles on the aforementioned transactions are currently reflected in the reported 2004 financial information. The impact to the previously issued 2004 financial statements is as follows:

	2004 financial statement balance prior to restatement	2004 financial statement balance post restatement	Amount increase (decrease) in 2004 financials
Net loss	$(454,171)	$(331,449)	$(122,722)

Equity	$1,811,237	$1,886,712	$75,475

Assets	$3,332,528	$3,475,514	$142,986

Liabilities	$1,521,291	$1,588,802	$67,511

Loss per share	$(0.09)	$(0.05)	$(0.04)

The resulting effects of the prior period adjustments on 2004 net loss by area are as follows:

Amount increase (decrease) in net loss
Private Placement transaction	$8,532

Put agreement	12,752

Shareholder overpayment	(144,006)

$(122,722)

The resulting effects of the prior period adjustments on 2004 cash flows by area are as follows:

	2004 cash flow statement balance prior to restatement	2004 cash flow statement balance post restatement	Amount increase (decrease) in 2004 cash flow statement
Net cash from operating activities	$(1,975,169)	$(1,894,662)	$80,507

Net cash from investing activities	$(7,592)	$(7,592)	$-

Net cash from financing activities	$2,173,180	$2,092,673	$(80,507)

Interim financials issued in 2005 were also impacted by the incorrect application of accounting principles in continued accounting for the Private Placement, put agreement and overpayment to the shareholder. Interim financials issued throughout 2005 have not been reissued. The necessary corrections to apply the accounting principles on the aforementioned transactions are currently reflected in the reported 2005 annual financial information.

Exhibit B

Item 4.02

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

During its review of the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2004 and the Registrant’s Form 10-QSBs for the fiscal quarters ended March 31, 2005 and June 30, 2005, SEC staff initiated discussions and comments with the Registrant about the Registrant’s accounting treatment for, among other things, (i) its August 2004 private placement (the “Private Placement”), (ii) its overpayment of amounts owed to a shareholder and (iii) its proceeds from the sale of trading securities. During the course of the Registrant’s review of its financial statements during the comment process, the Registrant also determined that it had improperly accounted for puts issued under a previously reported termination agreement entered into with a shareholder in October 2004 (the “Termination Agreement”).

Management of the Registrant, following its evaluation of the SEC staff’s comments and consultations with its independent auditor, Russell Bedford Stefanou Mirchandani LLP, has decided to restate its financial statements and make the following changes.

The original accounting for the Private Placement had allocated the proceeds received from the Private Placement on the residual value method rather than the relative fair value method as prescribed in EITF 98-5 and EITF 00-27. Accordingly, the proceeds attributed to the common stock, convertible debt and warrants will be restated to reflect the relative fair value method.

The puts issued under the Termination Agreement had initially been recorded under SFAS 150; however, the ~~Termination Agreement was being revalued~~amount attributable to the ~~current fair value of the forward contract as if the terms of the contract were conditional rather than predefined. As the contract terms were set upon issuance, the value of the Termination Agreement will be measured at the initial fair value of the shares at inception and restated.~~ fair value of the liability was inaccurately reflected. Accordingly, amounts attributed to the fair value of the liability have been restated to reflect the proper valuation.

The overpayment to the shareholder had originally been classified as an increase to operating expenses and repayments by the shareholder recorded as an increase to other operating income. In review of accounting standards, it has been determined the transaction will be reflected as a capital transaction due to the control relationship which existed between the shareholder, who is also the Registrant’s President, and the Registrant. The Registrant, through its restatements, will be accounting for the excess payment to the Registrant’s shareholder as a nonreciprocal transfer and, will reflect the overpayment as a direct reduction of additional paid-in capital.

The Registrant also previously recorded gains from sales of trading securities in investing activities, rather than in operating activities. The Registrant will transfer such gains to operating activities in its restated financials.

B-1

Management has concluded that the Registrant’s previously issued financial statements for the year ended December 31, 2004 should no longer be relied upon, pending their restatement as described above. This determination was made by Management on February 24, 2006. The Registrant also acknowledges that there are errors in its financial statements related to its quarterly reports on 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, but, has determined that these errors do not affect the financial statement in such a material way as to require amending such quarterly reports. The Registrant~~, with the consultation of SEC staff,~~ expects to present the restatements described in this Current Report when it files with the Securities Exchange Commission its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

B-2

Exhibit C

ITEM 8A. CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and regulations, and that such information is accumulated and communicated to our management, including Joel Sens, our chief executive officer and treasurer, as appropriate to allow timely decisions regarding the required disclosures. Any system of controls can provide only reasonable, and not absolute, assurance that the objectives of the control system are met. In addition, the design of any control system is based on certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions.

On April 17, 2006, in filing our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Original 10-KSB”) and a Current Report on Form 8-K (the “Original 8-K”), we announced that we had concluded that our previously issued financial statements for the year ended December 31, 2004 should no longer be relied upon, and restated those financial statements. Those financial statements have been further restated as of the date hereof in this amendment to the previously-filed Form 10-KSB (the Original 10-KSB, as so amended, the “Amended 10-KSB”), as described in an amendment to the Form 8-K also filed as of the date hereof (the Original 8-K, as so amended, the “Amended 8-K”). In addition, in the Amended 8-K, we acknowledged that there were errors in our financial statements related to our Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, but determined that these errors did not affect those financial statements in such a material way as to require amending those quarterly reports.

The restatements changed, and the other error corrections will change, the accounting treatment afforded to our August 2004 private placement, the termination agreement (sometimes referred to as the put agreement) entered into with a shareholder in October 2004, our overpayment of amounts owed to a shareholder, and our proceeds from the sale of trading securities, and are further described in Note Q to our Consolidated Financial Statements for the years ended December 31, 2005 and 2004, as contained in this Amended 10-KSB, as well the Amended 8-K.

Our chief executive officer and treasurer (our principal financial officer) has evaluated, as of December 31, 2005, the effectiveness of the design, maintenance and operation of the Company's disclosure controls and procedures. Based on that evaluation, and as a result of the weaknesses that resulted in the restatements and other expected changes described above, our chief executive officer and treasurer has determined that our disclosure controls and procedures were not effective, at a reasonable assurance level, in ensuring that the information required to be disclosed by us in the reports that we file under the Exchange Act is accurate and is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and regulations. Notwithstanding those weaknesses, we believe that our Consolidated Financial Statements for the years ended December 31, 2005 and 2004, as contained in the Amended 10-KSB, fairly present, in all material respects, our financial position, results of operations and cash flows for all periods presented therein.

During the quarter ended December 31, 2005, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

C-1